Filed by Independence Realty Trust, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Centerspace
File No. of Related Registration Statement (Form S-4): 333-299102

IRT LIVING + centerspace

IRT to Acquire Centerspace

All-stock merger creating a leading multifamily REIT positioned to deliver best-in-class risk-adjusted returns

Your Vote is Important.

IRT will hold a Special Meeting of Stockholders on November 10, 2026 in connection with the transaction. The IRT Board unanimously recommends that you vote "**FOR**" the IRT Issuance Proposal and "**FOR**" the IRT Adjournment Proposal.

Key Expectations for the Combined Company:

~5%	~$24mm	~44k	$8.1bn
2027E Core FFO Accretion	Identified Annual Synergies	Units[1]	Enterprise Value

Compelling Anticipated Value Creation:

Immediate Earnings Accretion

~5% accretive to 2027 Core FFO per share, supported by ~$24 million of identified annual synergies

Greater Scale and Growth Upside

~44k units across 163 communities and ~24% lower G&A load versus standalone IRT, plus additional upside from scaling value-add pipeline and other income initiatives

Complementary Markets

Expands Midwest and Mountain West exposure to further diversify IRT's Sunbelt exposure, with pro forma markets that have delivered above-average NOI growth with less volatility

Leverage Neutral

Maintains IRT's BBB investment grade balance sheet and improves its Core FFO payout ratio

Proven, Repeatable Integration Playbook

Management has successfully executed and integrated two prior mergers at scale, exceeding announced synergy and accretion targets in both

Acquisition Creates Well-Balanced Portfolio Expected to Deliver Growth, Affordability, and Stability:

No single market accounts for more than 11% of NOI

Well-located apartment communities in Sunbelt (58%), Midwest (27%), and Mountain West (15%) markets that benefit from **strong migration** and **recovery tailwinds**


Minneapolis
9%
Columbus
6%
Denver Front Range(2)
12%
Dallas
10%
Atlanta
11%
Central Florida (3)
8%
Top Markets
Sunbelt
Midwest
Mountain West

#	Top Markets	Units	% NOI
1	Atlanta	5,180	11%
2	Dallas	4,007	10%
3	Minneapolis	3,721	9%
4	Denver	2,966	7%
5	Columbus	2,650	6%
6	Tampa	1,791	5%
7	Indianapolis	2,259	4%
8	Fort Collins	1,580	4%
9	Oklahoma City	2,147	4%
10	Nashville	1,508	4%
11	Raleigh - Durham	1,690	4%
12	Orlando	1,260	3%
13	Rochester	1,129	3%
14	Memphis	1,383	3%
15	Houston	1,308	3%
-	Remaining 15 Markets	9,775	22%
Total		44,354	100%

(1) IRT and CSR pro forma for transaction adjustments.
(2) Denver Front Range includes Denver (7% of NOI), Fort Collins (4%), and Colorado Springs (1%).
(3) Central Florida includes Tampa (5% of NOI) and Orlando (3%).

Vote Today:

By Internet

Go to the website listed on the enclosed proxy card and follow the steps outlined on the secured website.

By Phone

Call the number listed on the enclosed proxy card on a touch-tone telephone, which will be toll-free from the U.S. or Canada.

By Mail

Complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage-paid envelope provided.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call D.F. King & Co., Inc. at the phone numbers listed below.

Shareholders (Toll-Free)	Banks and Brokers (Collect)	Email
+1 (800) 669-5550	+1 (212) 256-9087	IRT@dfking.com

Cautionary Statement Regarding Forward-Looking Information

The information contained in this communication may contain certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Centerspace, a North Dakota real estate investment trust ("Centerspace") and Independence Realty Trust, Inc. ("IRT"), including, without limitation, regarding expected enterprise value, earnings, returns, payout ratios, funds from operations and expense savings, other scaling, synergy and income initiative expectations, and other statements contained herein that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future. Forward-looking statements are typically identified by the use of terms such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "assumes," "may," "projects," "outlook," "future," "positioned to," and variations of those words and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties, and other factors beyond IRT's and Centerspace's control that may cause the actual results, performance, or achievements to be materially different from the results of operations, financial condition, financial results or performance, or plans expressed or implied by the forward-looking statements, and undue reliance should not be placed on these forward-looking statements. We can give no assurance that IRT's and Centerspace's expectations will be achieved.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- IRT's and Centerspace's ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the transaction;
- the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Centerspace and IRT;
- the outcome of any legal proceedings that may be instituted against Centerspace or IRT;
- delays in completing the proposed transaction involving Centerspace and IRT;
- the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Centerspace and IRT do business;
- the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
- the ability of Centerspace and IRT to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction;
- diversion of IRT's and Centerspace's management's attention from ongoing business operations and opportunities;
- potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction;
- the ability to complete the transaction and integration of Centerspace and IRT successfully;
- the dilution caused by IRT's issuance of additional shares of its capital stock in connection with the transaction;
- financing risks, including IRT's and Centerspace's potential inability to meet existing covenants in IRT's and Centerspace's existing credit facilities or to obtain new debt or equity financing on favorable terms, or at all;
- uncertain global macro-economic and political conditions, the impact of actual or threatened wars or other international conflicts, such as in Ukraine, the Middle East, and South America, including sanctions imposed by the U.S. and other countries, on inflation, trade, and general economic conditions;
- deteriorating economic conditions and rising unemployment rates, energy costs, and inflation, in the markets where we own apartment communities or in which we may invest in the future;
- rental conditions in IRT's and Centerspace's markets, including occupancy levels and rental rates, IRT's and Centerspace's potential inability to renew residents or obtain new residents upon expiration of existing leases, IRT's and Centerspace's ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT's and Centerspace's ability to reinvest sales proceeds successfully, IRT's and Centerspace's inability to accommodate any significant decline in the market value of real estate serving as collateral for IRT's and Centerspace's debt and mortgage obligations; changes in tax and housing laws, including rent control laws, or other factors;
- timely access to material and labor required to renovate and maintain apartment communities;
- adverse changes in IRT's and Centerspace's markets, including future demand for apartment homes in those markets, barriers of entry into new markets, limitations on IRT's and Centerspace's ability to increase rental rates, IRT's and Centerspace's ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT's and Centerspace's ability to reinvest sales proceeds successfully, and inability to accommodate any significant decline in market value of real estate serving as collateral for IRT's and Centerspace's debt and mortgage obligations;
- the ability of Centerspace to complete its proposed dispositions on a timely basis, or at all;
- risks that Centerspace's recently completed or proposed dispositions disrupt current plans and operations; and
- other factors that may affect the future results of Centerspace and IRT.

Additional factors that could cause results to differ materially from those described above can be found in Centerspace's Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2026, each of which is on file with the Securities and Exchange Commission (the "SEC") and available on the "Investor Relations" section of Centerspace's website, www.centerspacehomes.com, under the heading "Investors" and in other documents Centerspace files with the SEC, and in IRT's Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarterly periods ended March 31, 2026 and June 30, 2026, each of which is on file with the SEC and available on IRT's website, www.irtliving.com, under the heading "Investors" and in other documents IRT files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Centerspace nor IRT assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Centerspace or IRT updates one or more forward-looking statements, no inference should be drawn that Centerspace or IRT will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger (the "Proposed Transaction") of Centerspace and IRT, IRT filed with the SEC a registration statement on Form S-4 (File No. 333-299102) on September 24, 2026, as amended (the "Registration Statement"). The Registration Statement includes a joint proxy statement of Centerspace and IRT and a prospectus of IRT, as well as other relevant documents concerning the Proposed Transaction. The Proposed Transaction involving Centerspace and IRT will be submitted to Centerspace's shareholders and IRT's stockholders for their consideration. A definitive joint proxy statement/prospectus has been sent to Centerspace shareholders and IRT stockholders. INVESTORS, SHAREHOLDERS OF CENTERSPACE AND STOCKHOLDERS OF IRT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT DEFINITIVE PROXY STATEMENT/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTERSPACE, IRT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain copies of the registration statement, the definitive joint proxy statement/prospectus, and other relevant documents containing important information after Centerspace and IRT, free of charge from the SEC's website at www.sec.gov and from Centerspace or IRTby requesting them by email at IRT@dfking.com. The documents filed by Centerspace with the SEC may also be obtained free of charge at Centerspace's website at www.centerspacehomes.com or at the SEC's website at www.sec.gov. The documents filed by IRT with the SEC may be obtained free of charge at IRT's website at www.irtliving.com or at the SEC's website at www.sec.gov.

Participants in the Solicitation

Centerspace, IRT, and certain of their respective trustees or directors, as applicable, executive officers, and other members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Centerspace and stockholders of IRT in connection with the Proposed Transaction. Information regarding the interests of the trustees or directors, as applicable, and executive officers of Centerspace and IRT and other persons who may be deemed to be participants in the solicitation of shareholders of Centerspace and IRT in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/prospectus related to the Proposed Transaction. Information regarding Centerspace's trustees and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2026 (the "2026 Centerspace Proxy Statement"), and other documents filed by Centerspace with the SEC. Information regarding IRT's directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2026 (the "2026 IRT Proxy Statement" and, together with the 2026 Centerspace Proxy Statement, the "2026 Proxy Statements"), and other documents filed by IRT with the SEC. To the extent holdings by directors or trustees, as applicable, and executive officers of Centerspace and IRT securities reported in the 2026 Proxy Statements, as applicable, have changed, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 and Statements of Change in Ownership on Forms 4 or 5 filed with the SEC by Centerspace and IRT. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC by Centerspace and IRT, respectively. Free copies of these documents may be obtained as described above under "Important Additional Information about the Proposed Transaction and Where to Find It."

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.